EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, March 31, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual and special meeting of shareholders held virtually on March 31, 2026, the ten director nominees listed in Colliers’ management information circular dated February 20, 2026 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John (Jack) P. Curtin, Jr.	70,334,137	98.26%	1,248,528	1.74%
P. Jane Gavan	57,424,383	80.22%	14,158,837	19.78%
Stephen J. Harper	67,806,549	94.72%	3,776,672	5.28%
Jay S. Hennick	70,364,750	98.30%	1,218,471	1.70%
Katherine M. Lee	48,752,408	68.11%	22,830,812	31.89%
Poonam Puri	70,652,265	98.70%	930,956	1.30%
Benjamin F. Stein	58,199,975	81.30%	13,383,245	18.70%
John M. Sullivan	70,636,099	98.68%	947,123	1.32%
L. Frederick Sutherland	70,389,017	98.33%	1,194,204	1.67%
Edward Waitzer	70,609,867	98.64%	973,354	1.36%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; (b) a non-binding advisory resolution approving Colliers’ approach to executive compensation; and (c) an amendment to Colliers’ stock option plan to increase the total number of Subordinate Voting Shares reserved for issuance thereunder by 1,500,000, in each case as disclosed in the Circular.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry-leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle. Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership – driving strong alignment and sustained value creation for our shareholders. With $5.6 billion in annual revenues, 24,000 professionals, and $108 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer and
Chief Executive Officer, Commercial Real Estate
(416) 960-9500